UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-38209

DESPEGAR.COM, CORP.

(Translation of registrant´s name into English)

Commerce House

4th Floor

Wickhams Cay 1

Road Town, Tortola VG1110

British Virgin Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Despegar.com Announces 1Q24 Financial Results

Profitable Growth Continues with 1Q24 Adjusted EBITDA up 126% YoY and Revenues Increasing 9% YoY

BRITISH VIRGIN ISLANDS (BUSINESS WIRE). May 16, 2024 – Despegar.com, Corp. (NYSE: DESP) (“Despegar” or the “Company”), Latin America’s leading travel technology company, today announced unaudited financial results for the three-months ended March 31, 2024 (“first quarter 2024” or “1Q24”). Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial results are preliminary and subject to year-end audit and adjustments. All comparisons in this announcement are year-over-year (“YoY”), unless otherwise noted.

1Q24 Financial and Operating Highlights

(for definitions, see page 14)

•	Gross Bookings increased 12% YoY to $1.3 billion, due to strong commercial execution and a largely robust demand environment, particularly in key focus markets (Brazil and Mexico). On an FX neutral basis Gross Bookings increased 42% YoY.

•	Revenues increased 9% YoY to $173.7 million, with strong Take Rate at 13.4% as the Company maintains its focus on profitable growth. On an FX-neutral basis Revenues grew 36% YoY.

•	Adjusted EBITDA increased 126% YoY to $39.0 million, due to increasing operational efficiencies and growing higher-margin Travel Package sales, which increased 171 bps YoY reaching 35.9% of Gross Bookings. Adjusted EBITDA margin increased 11.6 percentage points to a record 22.4%.

•	Adjusted Net Income increased 68%YoY to $22.4 million from $13.3 in 1Q23

•	Continued solid growth in B2B and White Label Gross Bookings, which increased 47% and 11% YoY, respectively, and accounted for a combined 17% of total Gross Bookings, up 208 bps YoY.

•	Total Cash position of $213 million at March 31, 2024, down $14.9 million YoY due to (i) working capital strategies aimed at reducing factoring expenses, (ii) dividend payments to Series A Preferred shareholders, and (iii) seasonal trends.

•	Loyalty Program members increased 83% YoY to 25.7 million.

•	App transactions reached a record 48.9% of total transactions in the quarter as compared to 36.1% in 1Q23.

Damian Scokin, Despegar’s CEO, said: "During the first quarter we built on our strong results of the year 2023 by continuing to drive solid top-line growth, particularly in Brazil and Mexico, and achieving our highest EBITDA margin ever. Our ability to offer compelling value and a superior customer experience through our industry leading technology platform, coupled with the most comprehensive range of payment options in Latin America, continues to position us as the leading travel technology company in the region. These core capabilities also enable us to further capitalize on the travel market’s strong secular growth trends.

We also built on our impressive track record of innovation, with the recent launch of our exciting AI travel assistant, SOFIA. We are thrilled by the many ways customers are already engaging with SOFIA, and we are using customer feedback from these interactions to refine and enhance her capabilities. Additionally, customers can now use SOFIA to search for hotels as well as a growing number of other travel services and offers.”

Amit Singh, the Company’s CFO, added: “Our execution of profitable growth strategies, such as increasing package sales, continues to yield robust results. Our revenues grew 9% YoY, or 36% YoY in constant currency, reaching $174 million for the quarter. This top line growth, in combination with our relentless focus on driving operating efficiencies, drove a 126% YoY increase in Adjusted EBITDA, with the corresponding margin expanding 11.6 percentage points to 22.4%, the highest ever in Despegar’s history. We remain confident in our ability to further leverage our strong competitive position to continue delivering profitable growth at industry leading levels.”

2

2024 Financial Guidance

The Company updates its 2024 annual guidance as follows:

•	Revenue: at least $820 million, representing at least 16% YoY growth

•	Adjusted EBITDA: at least $155 million, representing at least 34% YoY growth, versus. at least $150 million previously

For more information see our Investor Relations website at investor.despegar.com.

Disclaimer: The 2024 financial guidance reflects management’s current assumptions regarding numerous evolving factors that are difficult to accurately predict, including those discussed in the Risk Factors set forth in the Company’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”).

Reconciliations of forward-looking non-GAAP measures, specifically the 2024 Adjusted EBITDA guidance, to the relevant forward-looking GAAP measures are not being provided, as the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments for such guidance and reconciliations. Due to this uncertainty, the Company cannot reconcile projected Adjusted EBITDA to projected net income without unreasonable effort.

The 2024 financial guidance constitutes forward-looking statements. For more information, see the “Forward-Looking Statements” section in this release.

3

Key Operating and Financial Metrics

(in millions, except as noted)

The following table presents key operating metrics of Despegar’s travel and financial services businesses as well as key financial metrics on a consolidated basis, post-intersegment eliminations between these businesses.

	1Q24	1Q23	Δ%
Operating metrics
Number of transactions	2.272	2.062	10%
Gross bookings	$1,290.4	$1,148.2	12%
TPV Financial Services (1)	$22.1	$18.0	23%
Average selling price (ASP) (in $)	$569	$558	2%
Number of transactions by Segment & Total
Air	1.1	1.0	8%
Packages, Hotels & Other Travel Products	1.2	1.1	12%
Financial Services	0.0	0.0	15%
Total Number of Transactions	2.3	2.1	10%
Financial metrics
Total Revenue	$173.7	$158.7	9%
Total Adjusted EBITDA (2)	$39.0	$17.3	126%
Net Income / (loss)	$13.8	$(0.7)	n.m.
Net Income / (loss) attributable to Despegar.com, Corp	$13.8	$(0.7)	n.m.
Less: Class A and Class B preferred shares dividends	$(3.6)	$(3.1)	13%
Less: Class A preferred shares accretion	$(3.9)	$(3.9)	1%
Less: undistributed income allocated to participating securities	$(0.5)	$(0.3)	44%
Income / (loss) attributable to common stockholders (3)	$5.8	$(8.1)	n.m.
Average Shares Outstanding - Basic (4)	77,650	77,081	1%
Effect of Dilutive Participating Securities - Stock Option Plan (4)	62	—	n.m.
Average Shares Outstanding - Diluted (4)	77,712	77,081	1%
EPS Basic (3)	$0.07	$(0.10)	n.m.
EPS Diluted (3)	$0.07	$(0.10)	n.m.

(1)	Presented on a pre-intersegment elimination basis. Intersegment TPV totaled $16.4 million in 1Q24 and $14.9 million in 1Q23.
(2)	Financial services segment reported a Total Adjusted EBITDA of positive $0.5 million compared to negative $2.5 million in 1Q23, as the company’s unit economics continues to improve.
(3)	Round numbers. For 1Q24, basic earnings (loss) per share is computed using the two-class method, which is an earnings allocation formula that determines earnings (loss) per share for common stock and any participating securities according to dividend and participating rights in undistributed earnings (losses). The Company's Class B Preferred Shares contain rights to dividends or dividend equivalents and are deemed to be participating securities. Other instruments granted by the Company (such as restricted stock awards and stock options to employees, as well as Class A Preferred Shares) do not contain non-forfeitable rights to dividends and are not deemed to be participating securities. In periods of net loss, no amounts are allocated to participating securities as they do not have an obligation to absorb such loss. Under the two-class method, net income for the period, after subtracting dividends on and accretion of preferred stock, is allocated between common stockholders and the holders of the participating securities based on the weighted average number of common shares outstanding during the period and the weighted-average number of participating securities outstanding during the period, respectively. The allocated, undistributed income for the period is then divided by the weighted-average number of common shares outstanding during the period to arrive at basic earnings per common share for the period. Pursuant to U.S. GAAP, the Company has elected not to separately present basic or diluted earnings per share attributable to preferred stock. Diluted earnings (loss) per share is computed in a manner consistent with that of basic earnings per share, while considering other potentially dilutive securities.
(4)	In thousands.

4

Revenue Breakdown

(in millions, except as noted)

The following table reconciles the intersegment revenues of the Company’s three business segments for the quarters ended March 31, 2024 and 2023:

	1 Q24		1 Q23		Δ%
	$	% of total	$	% of total
Revenue by business segment
Travel Business
Air Segment	$57.6	33%	$58.5	37%	-2%
Packages, Hotels & Other Travel Products Segment	$112.1	65%	$98.0	62%	14%
Total Travel Business	$169.7	98%	$156.5	99%	8%
Financial Business
Financial Services Segment	$12.7	7%	$7.1	4%	78%
Total Financial Business	$12.7	7%	$7.1	4%	78%
Intersegment Eliminations	$(8.7)	(5)%	$(4.9)	(3)%	77%
Total Revenue	$173.7	100%	$158.7	100%	9%

Total Revenue margin	13.4%		13.8%		(35) bps

-- Financial Tables Follow --

5

Unaudited Consolidated Statements of Operations for the three-month periods ended March 31, 2024 and 2023 (in thousands of U.S. dollars, except as noted)

	1Q24	1Q23	Δ%
Total Revenue	$173,660	$158,707	9%
Cost of revenue	$(51,756)	$(51,027)	1%
Gross profit	$121,904	$107,680	13%
Operating expenses
Selling and marketing	$(53,357)	$(51,892)	3%
General and administrative	$(16,027)	$(22,672)	(29)%
Technology and product development	$(23,367)	$(25,971)	(10)%
Total operating expenses	$(92,751)	$(100,535)	(8)%

(Loss) / Income from equity investments	$(244)	$113	n.m.
Operating income	$28,909	$7,258	298%
Financial results, net	$(8,832)	$(12,595)	(30)%
Net income / (loss) before income taxes	$20,077	$(5,337)	n.m.
Income tax (expense) / benefit	$(6,274)	$4,640	n.m.
Net Income / (loss)	$13,803	$(697)	n.m.
Net Income / (loss) attributable to Despegar.com, Corp	$13,803	$(697)	n.m.

n.m.: Not Meaningful

6

Unaudited Consolidated Balance Sheet as of March 31, 2024 and December 31, 2023 (in thousands of U.S. dollars, except as note

ASSETS	As of March 31, 2024	As of December 31, 2023
Current assets
Cash and cash equivalents	$181,495	$214,575
Restricted cash	$28,568	$25,947
Accounts receivable, net of allowances	$204,494	$183,393
Loan receivables, net of allowances	$21,647	$21,385
Related party receivable	$13,993	$16,646
Other current assets and prepaid expenses	$59,607	$52,287
Assets held for sale	$16,701	$23,019
Total current assets	$526,505	$537,252
Non-current assets
Other assets and prepaid expenses	$79,519	$78,886
Loan receivables, net of allowances	$1,478	$1,741
Restricted cash	$910	$932
Lease right-of-use assets	$20,075	$21,950
Property and equipment, net	$15,956	$16,400
Intangible assets, net	$89,590	$90,421
Goodwill	$152,029	$150,752
Total non-current assets	$359,557	$361,082
TOTAL ASSETS	$886,062	$898,334
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	$56,305	$51,932
Travel accounts payable	$348,753	$355,387
Related party payable	$82,479	$88,248
Short-term debt and other financial liabilities	$28,448	$28,530
Deferred Revenue	$35,219	$31,804
Other liabilities	$91,413	$94,693
Contingent liabilities	$6,349	$6,080
Lease Liabilities	$6,168	$6,035
Liabilities held for sale	$2,620	$8,370
Total current liabilities	$657,754	$671,079
Non-current liabilities
Other liabilities	$12,188	$12,631
Contingent liabilities	$14,572	$14,738
Long term debt and other financial liabilities	$1,944	$2,262
Lease liabilities	$14,971	$16,970
Related party liability	$125,000	$125,000
Deferred Revenue	$5,600	$—
Total non-current liabilities	$174,275	$171,601
TOTAL LIABILITIES	$832,029	$842,680
Series A non-convertible preferred shares	$126,848	$134,773
Series B convertible preferred shares	$46,700	$46,700
Mezzanine Equity	$173,548	$181,473
SHAREHOLDERS’ DEFICIT
Common stock	$292,279	$292,226
Additional paid-in capital	$284,290	$291,440
Other reserves	$(728)	$(728)
Accumulated other comprehensive loss	$(12,060)	$(11,658)
Accumulated losses	$(605,029)	$(618,832)
Treasury Stock	$(78,267)	$(78,267)
Total Shareholders' Deficit Attributable to Despegar.com Corp	$(119,515)	$(125,819)
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ DEFICIT	$886,062	$898,334

Note: Cash & Cash Equivalents including restricted cash as of end of period Q1 2024 is $ 213,111 out of which $ 2.1 million is classified as held for sale

7

Unaudited Statements of Cash Flows for the three-month periods ended March 31, 2024 and 2023 (in thousands of U.S. dollars, except as noted)

	3 months ended March 31,
	2024	2023
Cash flows from operating activities:
Net income / (loss)	$13,803	$(697)
Adjustments to reconcile net income / (loss) to net cash flows from operating activities:
Unrealized foreign currency (gain) / loss	$(1,406)	$7,020
Depreciation expense	$1,644	$1,716
Amortization expense	$7,948	$6,813
Changes in fair value of earnout liability	$2,016	$174
Changes in seller indemnification	$(2,016)	$(174)
Loss / (Gain) from equity investments	$244	$(113)
Stock based compensation expense	$853	$1,485
Amortization of lease right-of-use assets	$1,601	$1,402
Interest and penalties	$853	$881
Income tax expense / (benefit)	$2,855	$(7,179)
Allowance for credit expected losses	$4,730	$3,117
Provision for contingencies	$3,371	$3,530
Changes in assets and liabilities net of non-cash transactions:
Increase in trade accounts receivable, net of credit expected loss	$(22,853)	$(17,308)
Increase in loans receivable, net of allowance	$(3,275)	$(4,213)
Decrease in related party receivables	$1,994	$1,565
(Increase) / Decrease in other assets and prepaid expenses	$(11,248)	$3,595
Increase in accounts payable and accrued expenses	$4,411	$313
Increase in travel accounts payable	$3,968	$11,524
Decrease in other liabilities, net	$(7,830)	$(5,961)
Decrease in contingent liabilities	$(2,871)	$(4,020)
(Decrease) / Increase in related party payable	$(5,356)	$1,095
Decrease in lease liabilities	$(1,668)	$(1,464)
Increase in deferred revenue	$5,672	$2,078
Net cash flows (used in) / provided by operating activities	$(2,560)	$5,179
Cash flows from investing activities:
Origination of loans receivable, net of allowance	$(3,075)	$(4,252)
Loans receivables	$1,612	$3,375
Acquisition of property and equipment	$(1,194)	$(1,387)
Capital expenditures, including internal-use software and website development	$(7,153)	$(6,786)
Net cash flows used in investing activities	$(9,810)	$(9,050)
Cash flows from financing activities:
Net increase of short term debt	$85	$4,885
Proceeds from issuance of short-term debt	$5,917	$—
Payment of short-term debt	$(11,656)	$(12,136)
Payment of long-term debt	$(342)	$(5,234)
Payment of dividends to stockholders	$(15,917)	$(8,241)
Exercise of stock-based awards	$46	$—
Collected from debenture issuance by securitization program	$1,616	$2,378
Payments of debenture issuance by securitization program	$(285)	$(3,448)
Net cash flows used in financing activities	$(20,536)	$(21,796)
Effect of exchange rate changes on cash and cash equivalents	$(4,772)	$8,643
Net decrease in cash and cash equivalents	$(37,678)	$(17,024)
Cash and cash equivalents and restricted cash as of beginning of the period	$250,789	$245,046
Cash and cash equivalents and restricted cash as of end of period (1)	$213,111	$228,022

(1)	Cash & Cash Equivalents as of end of period Q1 2024 includes $ 2.1 million of Cash & Cash Equivalents related to a business classified as held for sale.

8

Adjusted EBITDA Reconciliation

(in thousands, except as noted)

	1Q24	1Q23	Δ%
Net Income / (loss)	$13,803	$(697)	n.m.
Add (deduct):
Financial results, net	$8,832	$12,595	(30)%
Income tax expense / (benefit)	$6,274	$(4,640)	n.m.
Depreciation expense	$1,644	$1,716	(4)%
Amortization of intangible assets	$7,948	$6,813	17%
Share-based compensation expense	$853	$1,485	(43)%
Restructuring, reorganization and other exit activities charges	$(389)	$—	n.m.
Total Adjusted EBITDA	$38,965	$17,272	126%

n.m.: Not Meaningful

9

Adjusted Net Income Reconciliation

(in thousands, except as noted)

	1Q24	1Q23	Δ%
Net income / (loss)	$13,803	$(697)	n.m.
Add (deduct):
(a) Foreign exchange impact	$308	$7,806	(96)%
(b) Acquisitions related expenses	$1,490	$1,950	(24)%
(c) Share-based compensation expense	$853	$1,485	(43)%
(d) Impairment of long-lived assets	$—	$—	—%
(e) Restructuring, reorganization and other exit activities charges	$(389)	$—	n.m.
(f) Discontinued operations	$—	$—	—%
(g) Amortization expense of intangible assets	$6,532	$5,049	29%
(h) Items included in legal reserves related to transactional taxes	$163	$28	480%
(i) Other atypical impacts not related to the normal course of business	$—	$—	—%
(j) Non-controlling interest impact of the aforementioned adjustments	$—	$—	—%
(k) Tax impact of the non-GAAP adjustments and changes in tax estimates	$(357)	$(2,322)	(85)%
Total Adjusted Net Income	$22,403	$13,299	68%

Note: Preferred Dividends are not included in adjusted Net Income calculation as they do not impact Net Income

n.m.: Not Meaningful

(a)	Foreign exchange gains or losses.
(b)	Acquisition costs, contingent consideration arrangements and amortization of intangible assets related to acquisitions
(c)	Share-based compensation expense related to RSUs and SOPs granted on service-based awards.
(d)	Impairment of long-lived assets
(e)	Restructuring and related reorganization charges intended to simplify our businesses and improve operational efficiencies.
(f)	Costs associated with an exit or disposal of a discontinued operation.
(g)	Amortization expense of intangibles assets, excluding those related to acquisitions
(h)	Items included in legal reserves, which includes reserves for potential settlement of issues related to transactional taxes (e.g., VAT, Revenue Tax and occupancy taxes), related court decisions and final settlements, and charges incurred, if any, for monies that may be required to be paid in advance of litigation in certain transactional tax proceedings, including part of equity method investments
(i)	Reflects atypical impacts that are not related to the normal course of operations.
(j)	Reflects the non-controlling interest impact of the aforementioned adjustment items; and
(k)	The income tax impact of the non-GAAP adjustments and changes in tax estimates

10

Geographic Breakdown

(in millions, except as noted)

1Q24 vs. 1Q23 - As Reported
	Brazil			Mexico			Rest of Latin America			Total
	1Q24	1Q23	Δ%	1Q24	1Q23	Δ%	1Q24	1Q23	Δ%	1Q24	1Q23	Δ%
Transactions ('000)	1,096	896	22%	413	374	10%	763	792	-4%	2,272	2,062	10%
Gross Bookings	580	458	27%	275	218	26%	436	472	-8%	1,290	1,148	12%
TPV Financial Services (1)	22	18	21%	—	—	—%	—	—	—%	22	18	23%
ASP ($)	534	514	4%	667	584	14%	571	596	-4%	569	558	2%
Revenues										174	159	9%
Gross Profit										122	108	13%

1Q24 vs. 1Q23 - FX Neutral
	Brazil			Mexico			Rest of Latin America			Total
	1Q24	1Q23	Δ%	1Q24	1Q23	Δ%	1Q24	1Q23	Δ%	1Q24	1Q23	Δ%
Transactions ('000)	1,096	896	22%	413	374	10%	763	792	-4%	2,272	2,062	10%
Gross Bookings	553	458	21%	250	218	15%	822	472	74%	1,625	1,148	42%
TPV Financial Services (1)	21	18	15%	—	—	—%	—	—	—%	21	18	17%
ASP ($)	509	514	-1%	606	584	4%	1,078	596	81%	718	558	29%
Revenues										216	159	36%
Gross Profit										156	108	45%

(1)	Presented on a pre-intersegment elimination basis. Intersegment TPV totaled $19.1 million in 1Q24 and $14.9 million in 1Q23

11

Key Financial Trended Metrics

(in thousands of U.S. dollars, except as noted)

	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23	1Q24
FINANCIAL RESULTS
Revenue	$134,421	$145,596	$145,542	$158,707	$165,524	$178,149	$203,660	$173,660
Cost of revenue	$(45,149)	$(50,305)	$(44,897)	$(51,027)	$(60,000)	$(57,599)	$(60,312)	$(51,756)
Gross profit	$89,272	$95,291	$100,645	$107,680	$105,524	$120,550	$143,348	$121,904
Operating expenses
Selling and marketing	$(42,214)	$(46,174)	$(46,245)	$(51,892)	$(51,695)	$(56,529)	$(60,245)	$(53,357)
General and administrative	$(27,037)	$(24,873)	$(26,092)	$(22,672)	$(8,396)	$(21,382)	$(25,316)	$(16,027)
Technology and product development	$(21,407)	$(22,834)	$(25,015)	$(25,971)	$(26,448)	$(26,440)	$(30,271)	$(23,367)
Other operating expense, net	—	—	—	—	—	—	$(4,546)	—
Total operating expenses	$(90,658)	$(93,881)	$(97,352)	$(100,535)	$(86,539)	$(104,351)	$(120,378)	$(92,751)

Gain / (loss) from equity investments	$16	$(105)	$(192)	$113	$(285)	$(948)	$60	$(244)
Operating income / (loss)	$(1,370)	$1,305	$3,101	$7,258	$18,700	$15,251	$23,030	$28,909
Financial results, net	$(10,529)	$(15,359)	$(12,543)	$(12,595)	$(3,948)	$(3,215)	$(16,875)	$(8,832)
Net income / (loss) before income taxes	$(11,899)	$(14,054)	$(9,442)	$(5,337)	$14,752	$12,036	$6,155	$20,077
Income tax benefit / (expense)	$(1,266)	$4,767	$(5,717)	$4,640	$13,251	$(12,351)	$(8,656)	$(6,274)
Net income / (loss)	$(13,165)	$(9,287)	$(15,159)	$(697)	$28,003	$(315)	$(2,501)	$13,803
Net income attributable to non-controlling interest	—	—	—	—	—	—	—	—
Net income / (loss) attributable to Despegar.com, Corp	$(13,165)	$(9,287)	$(15,159)	$(697)	$28,003	$(315)	$(2,501)	$13,803
Adjusted EBITDA	$10,594	$12,015	$12,525	$17,272	$29,957	$24,730	$43,588	$38,965

Net income / (loss)	$(13,165)	$(9,287)	$(15,159)	$(697)	$28,003	$(315)	$(2,501)	$13,803
Add (deduct):
Financial results, net	$10,529	$15,359	$12,543	$12,595	$3,948	$3,215	$16,875	$8,832
Income tax (benefit) / expense	$1,266	$(4,767)	$5,717	$(4,640)	$(13,251)	$12,351	$8,656	$6,274
Depreciation expense	$1,699	$2,144	$1,504	$1,716	$3,091	$1,535	$2,193	$1,644
Amortization of intangible assets	$6,937	$6,871	$8,593	$6,813	$7,257	$6,902	$7,004	$7,948
Share-based compensation expense / (income)	$3,328	$1,305	$(673)	$1,485	$910	$1,042	$17	$853
Restructuring, reorganization and other exit activities charges	—	—	—	—	—	—	$11,344	$(389)
Acquisition transaction costs	—	$390	—	—	—	—	—	—
Adjusted EBITDA	$10,594	$12,015	$12,525	$17,272	$29,957	$24,730	$43,588	$38,965

Note: The Company reclassified Financial Bad Debt from General and Administrative expenses to Cost of Revenue for the periods under analysis.

12

Quarterly Adjusted Net Income Reconciliation

(in millions, except as noted)

	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23	1Q24
Net Income (loss)	$(13.2)	$(9.3)	$(15.2)	$(0.7)	$28.0	$(0.3)	$(2.5)	$13.8
Add (deduct):
Foreign exchange impact	$8.3	$12.3	$9.8	$7.8	$(2.2)	$(4.4)	$7.4	$0.3
Acquisitions related expenses	$1.7	$2.5	$2.5	$2.0	$1.7	$1.5	$1.5	$1.5
Share-based compensation expense /(income)	$3.3	$1.3	$(0.7)	$1.5	$0.9	$1.0	$—	$0.9
Impairment of long-lived assets	$—	$—	$—	$—	$—	$—	$—	$—
Restructuring, reorganization and other exit activities charges	$—	$—	$—	$—	$—	$—	$6.8	$(0.4)
Discontinued operations	$—	$—	$—	$—	$—	$—	$—	$—
Amortization expense of intangible assets	$5.4	$5.0	$6.5	$5.0	$5.7	$5.5	$5.6	$6.5
Items included in legal reserves related to transactional taxes	$0.9	$0.4	$0.7	$—	$—	$(1.9)	$1.0	$0.2
Other atypical impacts not related to the normal course of business	$—	$—	$—	$—	$(14.3)	$—	$(9.6)	$—
Non-controlling interest impact of the aforementioned adjustments	$—	$—	$—	$—	$—	$—	$—	$—
Income tax impact of the non-GAAP adjustments	$(8.2)	$(4.0)	$(0.9)	$(2.3)	$(13.7)	$7.4	$10.9	$(0.4)
Total Adjusted Net Income (Loss)	$(1.8)	$8.2	$2.7	$13.3	$6.1	$8.8	$21.1	$22.4

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1Q24 Earnings Conference Call

When:	4:30 p.m. Eastern time, May 16, 2024

Who:	Mr. Damián Scokin, Chief Executive Officer
Mr. Amit Singh, Chief Financial Officer
Mr. Luca Pfeifer, Investor Relations

Dial-in:	1 800 715 9871 (U.S. domestic); 1 646 307 1963 (International)

Pre-Register: You may pre-register at any time: click here. To access Despegar’s financial results call via telephone, callers need to press # to be connected to an operator.

Webcast: CLICK HERE

Definitions and concepts

Average Selling Price (“ASP”): reflects Gross Bookings divided by the total number of Transactions.

Foreign Exchange (“FX”) Neutral: calculated by using the average monthly exchange rate of each month of the quarter and applying it to the corresponding months in the current year, so as to calculate what the results would have been had exchange rates remained constant. These calculations do not include any other macroeconomic effects such as local currency inflation effects.

Net Promoter Score (“NPS”): a customer loyalty and satisfaction metric that measures the willingness of customers to recommend a company, product, or service to others.

Gross Booking, net (“GB”): Gross Bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s travel customers through its platform during a given period related to our travel business. In its quarterly earnings releases, Despegar presents Gross Bookings net of withholding taxes on international trips in Argentina which have been in effect since 2020. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, the Company monitors Gross Bookings as an important indicator of its ability to generate revenue.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Despegar’s most significant market, Brazil, and much of South America where Despegar operates, are located in the southern hemisphere where summer travel season runs from December 1 to February 28 and winter runs from June 1 to August 31. Despegar’s most significant market in the Northern hemisphere is Mexico where summer travel season runs from June 1 to August 31 and winter runs from December 1 to February 28. Accordingly, traditional leisure travel bookings in the Southern hemisphere are generally the highest in the third and fourth quarters of the year as travelers plan and book their summer holiday travel. The number of bookings typically decreases in the first quarter of the year. In the Northern hemisphere, bookings are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. The seasonal revenue impact is exacerbated with respect to income by the nature of variable cost of revenue and direct S&M costs, which are typically timed with booking volumes, and the more stable nature of fixed costs.

Packages: refers to custom packages formed through the combination of two or more travel products, which may include airline tickets, hotels, car rentals, or a combination of these. By bundling these items together and securing them in a single transaction, we can present customers with a unified package at a single, quoted price. This approach not only enables us to provide travelers with more affordable options compared to purchasing individual products separately but also facilitates the cross-selling of multiple products within a single transaction.

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Total Adjusted EBITDA: is calculated as net income/(loss) exclusive of financial result, net, income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring, reorganization and other exit activities charges and acquisition transaction costs.

Total Adjusted Net Income: is calculated by adjusting net income/loss, excluding: (a) foreign exchange gains or losses, (b) acquisition-related costs and amortization of intangibles, (c) share-based compensation for RSUs and SOPs, (d) impairment of long-lived assets, (e) restructuring, reorganization and other exit activities charges, (f) disposal costs of discontinued operations, (g) amortization of intangible assets not related to acquisitions, (h) legal reserves for transactional tax issues, settlements, and litigation advances, (i) extraordinary items outside normal operations, (j) adjustments affecting non-controlling interests, and (k) tax effects of these adjustments, tax estimate changes, and non-recurring income tax charges.

Total Revenue: The Company reports its revenue on a net basis for the majority of its transactions, deducting cancellations and amounts collected as sales taxes. The Company presents its revenue on a gross basis for some transactions when it pre-purchases flight seats. These transactions have been limited to date. Despegar derives substantially all of its revenue from commissions and incentive fees paid by its travel suppliers and service fees paid by the travelers for transactions through its platform. To a lesser extent, Despegar also derives revenue from advertising, its installment loans and Buy Now, Pay Later offered through the company’s fintech platform Koin and other sources (i.e. destination services, loyalty and interest revenue). For more additional information regarding Despegar’s revenue recognition policy, please refer to “Summary of significant accounting policies” note of Despegar’s Financial Statements.

Total Revenue Margin (also “Take Rate”): calculated as revenue divided by the sum of Gross Bookings and Total Payment Volume.

Total Payment Volume (“TPV”): is an operating measure that represents the US dollar loan volume processed by "Buy Now, Pay Later" financing solution during a specific period of time.

Reporting Business Segments: The Company operates a Travel Business and a Financial Services Business which are structured as follows:

Our travel business is comprised of two reportable segments: “Air” and “Packages, Hotels and Other Travel Products. Our “Air” segment primarily consists of facilitation services for the sale of airline tickets on a stand-alone basis and excludes airline tickets that are packaged with other non-airline flight products. Our “Packages, Hotels and Other Travel Products” segment primarily consists of facilitation services for the sale of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. Both segments also include the sale of advertisements and incentives earned from suppliers.

Our financial services business is comprised of one reportable segment: “Financial Services”. Our “Financial Services” segment primarily consists of loan origination to our travel business’ customers and to customers of other merchants in various industries. Our “Financial Services” segment also consists of processing, fraud identification, credit scoring and IT services to our travel business, and to third-party merchants.

Transactions: We define the number of transactions as the total number of travel customer orders completed on our platform or the financing merchant customers (excluding Decolar) of the “Buy Now, Pay Later” solution during a given period. The number of transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of our business from period to period. However, unlike Gross Bookings, the number of transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

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Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this press release.

About Despegar.com

Despegar is the leading travel technology company in Latin America. For over two decades, it has revolutionized the tourism industry in the region through technology. With its continuous commitment to the development of the sector, Despegar today is comprised of a consolidated group that includes Despegar, Decolar, Best Day, Viajes Falabella, Viajanet Stays and Koin, and has become one of the largest travel companies in Latin America.

Despegar operates in 20 countries in the region, accompanying Latin Americans from the moment they dream of traveling until they share their memories. With the purpose of improving people's lives and transforming the shopping experience, Despegar has developed alternative payment and financing methods, democratizing the access to consumption and bringing Latin Americans closer to their next travel experience. Despegar’s common shares are traded on the New York Stock Exchange (NYSE: DESP). For more information, visit Despegar’s Investor Relations website https://investor.despegar.com/ .

About This Press Release

This press release does not contain sufficient information to constitute a complete set of interim financial statements in accordance with U.S. GAAP. The financial information is this earnings release has not been audited.

IR Contact

Luca Pfeifer

Investor Relations

Phone: (+1) 305 481 1785

E-mail: luca.pfeifer@despegar.com

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Use of Non-GAAP Financial Measures

This earnings release includes certain references to Total Adjusted EBITDA and Total Adjusted Net Income, which are non-GAAP financial measures. For the year ended December 31, 2020, Despegar changed the calculation of Total Adjusted EBITDA reported to the chief operating decision maker to exclude restructuring charges and acquisition costs. The Company defines:

Total Adjusted EBITDA as net income/(loss) exclusive of financial result, net, income taxes, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring, reorganization and other exit activities charges and acquisition transaction costs.

Total Adjusted Net Income: is calculated by adjusting net income/loss, excluding: (a) foreign exchange gains or losses, (b) acquisition-related costs and amortization of intangibles, (c) share-based compensation for RSUs and SOPs, (d) impairment of long-lived assets, (e) restructuring, reorganization and other exit activities charges, (f) disposal costs of discontinued operations, (g) amortization of intangible assets not related to acquisitions, (h) legal reserves for transactional tax issues, settlements, and litigation advances, (i) extraordinary items outside normal operations, (j) adjustments affecting non-controlling interests, and (k) tax effects of these adjustments, tax estimate changes, and non-recurring income tax charges.

Neither Adjusted EBITDA nor Adjusted Net Income are a measure recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, differ materially from similarly titled measures reported by other companies, including its competitors.

To supplement its consolidated financial statements presented in accordance with U.S. GAAP, the Company presents foreign exchange (“FX”) neutral measures.

Non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP and may be different from non-GAAP measures used by other companies. In addition, non-GAAP measure are not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. Non-GAAP financial measure should only be used to evaluate our results of operations in conjunction with the most comparable U.S. GAAP financial measures.

On page 12 of this earnings release the company shows FX neutral measures to the most directly comparable GAAP measure. The Company believes that comparing FX neutral measures to the most directly comparable GAAP measure provides investors an overall understanding of our current financial performance and its prospects for the future. Specifically, we believe this non-GAAP measure provides useful information to both management and investors by excluding the foreign currency exchange rate impact that may not be indicative of our core operating results and business outlook.

The FX neutral measures were calculated by using the average monthly exchange rates for each month during 2023 and applying them to the corresponding months in 2024, so as to calculate what results would have been had exchange rates remained stable from one year to the next. The table below excludes intercompany allocation FX effects. Finally, this measure does not include any other macroeconomic effect such as local currency inflation effects, the impact on impairment calculations or any price adjustment to compensate for local currency inflation or devaluations.

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By:  /s/ Monica Alexandra Soares da Silva

Name: Monica Alexandra Soares da Silva

Title: General Counsel

Date: 5/16/2024

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